SteadyLaw Group, LLP

Wade Huettel, CA Bar Number 231278 Luis Carrillo*, CA Bar number 237540 *Also admitted in NY & NJ	501 W. Broadway, Suite 800 San Diego, CA 92101 Telephone (619) 399-3090 Telecopier (619) 330-1888 www.steadylaw.com

January 11, 2007

Gregory S. Belliston
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:  Kinder Travel, Inc. File No. 333-135689
SEC Comment letter dated December 20, 2006

Dear Mr. Belliston:

On behalf of Kinder Travel, Inc. (the “Company”), a Nevada corporation, please be advised that we have received and reviewed your letter of December 20, 2006 pertaining to the Company’s Form SB-1 as filed with the Securities & Exchange Commission (the “Commission”) on July 11, 2006, as amended.

Specific to your comments, our responses below are in addition to those filed via the Edgar system on January 11, 2007:

Registration Statement Cover Letter

1.	We acknowledge that we incorrectly calculated the weighted average number of outstanding shares and agree that your numbers are correct. We have adjusted the financial statements accordingly.

2.	See comment 1 above.

3.
We have amended the cash flow statements for all periods to include depreciation as an adjustment to reconcile net loss to net cash flows from operating activities rather than as an adjustment to investing activities.

4.
In late June we paid off the shareholder loans but inadvertently paid too much. Although the error was discovered within a few days and the funds were repaid to the company by July 7th, the overpayment had already cleared the bank so we left it on the June 30 balance sheet as a debit balance in the shareholder's loan account. However, to remove any confusion, we have reclassified this negative liability as an current asset called "Advance to Shareholders".

5.	See comment 1 above.

6.	See comment 1 above.

7.
The final invoice from Core & Associates for website development was received on October 9th and covered the period July 1 through September 30. The total invoice was for $7705 of which $7,108 was capitalized and $597 was expensed in accordance with EITF 00-2. These costs have been accrued and are reflected on the 09/30 financial statements.

In addition to the above, we have included herewith a copy of the marked up version of the Registration Statement for your review, along with copies of other revised documents.

A copy of this letter and the Registration Statement will also be filed via the EDGAR system on January 11, 2007.

Thank you for your courtesies with respect to this matter and we appreciate your suggested comments and revisions. Please feel free to contact the undersigned directly at (619) 399-3102 to further discuss this matter.

Very truly yours,
STEADYLAW GROUP, LLP

/s/ Luis Carrillo

Luis Carrillo, Esq.

LC:abm
cc: Kinder Travel, Inc.